
August 27, 2014

Via E-mail
David A. Loppert
Chief Financial Officer
Global Digital Solutions, Inc.
777 South Flagler Drive, Suite 800 West Tower
West Palm Beach, FL 33401

>   **Re: Global Digital Solutions, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted August 5, 2014**
>   **CIK No. 0001011662**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
>   **Filed August 19, 2014**
>   **Form 8-K**
>   **Filed June 19, 2014**
>   **File No. 000-26361**

Dear Mr. Loppert:

We have reviewed the above referenced filings and have the following comments.

Confidential Draft Registration Statement on Form S-1 Submitted August 5, 2014

General

1.   Please include interim financial statements for the period ended June 30, 2014. Please
       similarly update your financial information throughout the filing. See Rule 8-08 of
       Regulation S-X.

2.   We continue to evaluate your response to comment three in our letter dated May 2, 2014
       with respect to the company's shell company status prior to the acquisition of North
       American Custom Specialty Vehicles, LLC. In this regard, please address the following:

       •   You state that the winding down of your operations in the telecommunications
           industry was not completed until June 30, 2014. In light of your lack of revenues for
           both years ended 2012 and 2013, including minimal or no cost of revenues for both
           years, as well as no assets of discontinued operations for the most recently completed
           fiscal year, please help us understand the nature of your winding down operations,
           following the disposition of the remaining assets related to the operations of Bronco
           in January 2013. In this regard we note your disclosure in Note 11 to your financial
           statements (page F-17).

- You state that the company, while winding down the former business and focusing on entering into a different business segment, had in effect operations in two industries. Based on your prospectus disclosures, it appears that your efforts were directed towards finding acquisition targets rather than being involved in operating an actual business. Please clarify your statement accordingly.

- Following the signing of the October 22, 2012 Agreement of Merger and Plan of Reorganization with Airtronic, you state that you "took an active role in the management and day-to-day business operations of Airtronic." Please tell us whether your involvement with the management of Airtronic was a result of a contractual agreement between the two parties or whether it was court approved. In this regard, we note that the provisions of Article V of the merger agreement regarding the conduct of the businesses during the pendency of the merger (Exhibit 2.3) are silent with respect to the company's involvement in Airtronic's management and the day-to-day business operations. In addition, please explain to us the role, if any, that the Airtronic's management team played in managing Airtronic's business while you were also involved with the day-to-day business operations.

- At the end of page seven of your response letter, you list the development of the Cool Sound Industry technology and the GDSI Gatekeeper as part of your ongoing operations. However, these statements appear to be inconsistent with your disclosures on page 21 where you state that you had entered into a letter of intent to acquire Cool Sound Industries, Inc., but in the first quarter of 2014 you decided to no longer pursue the transaction. Similarly, with respect to the Gatekeeper technology, you disclose that "[w]hile at Applied Digital Solutions, Inc., Richard J. Sullivan, [y]our Chairman and CEO, oversaw the production and development of an operational combination of bio-sensor technology and Web-enabled wireless telecommunications linked to GPS location-tracking system." It would appear that Gatekeeper was developed by Applied Digital Solutions and not GDSI, and it is unclear whether or not you are now licensing such technology from Applied Digital Solutions.

- Further expand your analysis of the bullet points included on page eight of your response letter to provide concrete examples for the following claims: (i) that you entered into agreements with customers and vendors; (ii) that you maintained employees other than your executive officers; and (iii) that you incurred material operating expenses.

We may have additional comments following the review of your response.

Prospectus Summary, page 3

Acquisition of North American Custom Specialty Vehicles, LLC, page 3

3.   Please expand your disclosure of the material acquisition terms to disclose that the 645,161 shares issued at closing have a "Discounted Value" of $200,000 and that the additional post-closing contingent consideration, consisting of GDSI shares will have a

"Discounted Value of up to, but not exceeding, an aggregate of $2,400,000." We note that the equity purchase agreement (Exhibit 2.5) defines Discounted Value as 80% of the market price.

Risk Factors, page 6

General

4.   We note your revised disclosures in response to comment 16 in our letter dated May 2, 2014. However, we still note references to the letters of intent in the third risk factor on page 6, and the second risk factor on page 9. Please revise your disclosures accordingly.

We will need additional financing to fully implement our business plan…, page 6

We may face strong competition from larger, established companies, page 9

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5.   We note your response to comment 15 in our letter dated May 2, 2014. Your disclosures, however, continue to reference the "knowledge-based and culturally attuned social consulting" and "unsettled areas" language throughout your registration statement without additional clarification. We re-issue the comment.

Use of Proceeds, page 16

6.   We note that you are registering 4,250,000 shares of common stock issuable upon the conversion of warrants. To the extent that the warrants are convertible into shares of common stock upon payment of a warrant exercise price, please revise your disclosure to include the proceeds you may receive from the warrant exercise.

Financial Condition, page 20

7.   Please revise your disclosure to explain what are NIMS standards Type I through Type IV.

8.   You disclose that your business plan is to acquire "between 5 and six companies by the end of December 2015." We direct your attention to the second half of our comment 16 in our letter dated May 2, 2014 related to overstating disclosure of acquisitions which are not currently probable. In addition, please disclose whether you have currently identified the target companies, whether you have entered into a written agreement related to any of these acquisitions, and whether you have any commitments to obtain the $70 million needed to finance them.

Business, page 20

Our Strategy, page 20

9.   Please revise your disclosure to explain the "Analog to Digital" shift that is occurring in the defense and intelligence marketplace, and to describe the role that you will play as a facilitator.

Proprietary Technology – Gatekeeper, page 21

10.   Since Gatekeeper appears to be a technology developed by a third party, please explain whether you have obtained any licensing rights to it. If so, please describe the material terms of the licensing agreement and to the extent required, file the agreement as an exhibit to the registration statement.

Management, page 25

11.   Please disclose whether the 12 million restricted stock units granted to Mr. Norris were made under the 2014 Equity Incentive Plan. Please file the RSU agreement as an exhibit to the registration statement, or otherwise tell us why you are not required to do so.

Selling Stockholders, page 31

12.   With respect to the shares issued in private placements or in connection with a private placement, please revise relevant footnote disclosure to indicate the date and year when the shares were issued.

Exhibits

13.   With respect to Exhibits 10.4 through 10.7, you indicate that they are incorporated by reference from Form 10 filed on 9/20/13. It appears that these exhibits were filed with a Form 10 amendment on September 10, 2014. Please correct the dates as necessary.

14.   It appears that the addendum to the Investment Banking Agreement with Midtown Partners is filed as Exhibit 10.17 to the registration statement, rather than Exhibit 10.18 as indicated in the Exhibit Index. Please correct as necessary.

Form 10-Q for the Quarter Ended June 30, 2014

Item 1. Financial Statements

Note 13 – Customer Concentrations, page 14

15.   We note your disclosure that you had two customers who accounted for 56.8% and
       43.2% of your revenue in the three and six-month periods ended June 30, 2014. With
       reference to ASC 280-10-50-42, please disclose in future filings the total amount of
       revenue from each such customer for each period presented.

Item 4. Controls and Procedures, page 21

16.   You disclose in your December 31, 2013 Form 10-K and March 31, 2014 Form 10-Q that
       your disclosure controls and procedures were not effective. In addition, you also disclose
       in your December 31, 2013 Form 10-K and March 31, 2014 Form 10-Q that there were
       no changes in your internal control over financial reporting during the respective periods.
       We note there was no related disclosure of changes in internal control over financial
       reporting in your June 30, 2014 Form 10-Q. As such, it is not clear how you concluded
       that your disclosure controls and procedures were effective at June 30, 2014. Please
       advise.

Form 8-K Filed June 19, 2014

Exhibit 99.1

17.   You state that NACSV generated revenue of $6.2 million and EBITDA of $1.06 million
       in 2013. Based on the Form 8-K/A filed on August 18, 2014, it appears that NACSV
       actually generated revenues of $5.2 million and EBITDA of $718 thousand in 2013.
       Please amend your Form 8-K to make the appropriate revisions.

18.   We also note your statement that NACSV has an expected revenue run rate of between
       $12 million and $14 million and expected EBITDA of between $2.1 million and $2.4
       million by December 31, 2014. Based on the Form 8-K/A filed on August 18, 2014, it
       appears that NACSV has generated revenues of $567K and EBITDA of $7 thousand for
       the three months ended March 31, 2014. As such, please provide us with your basis for
       the statements regarding the expected revenue run rate and expected EBITDA for
       NACSV for 2014. Otherwise, please amend your Form 8-K to revise the statements
       accordingly.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Via E-mail
        Owen Naccarato, Naccarato & Associates